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                 December 12, 2023

       Kimberly Springsteen-Abbott
       Chief Executive Officer
       Commonwealth Income & Growth Fund VII, LP
       4532 US Highway 19, Suite 200
       New Port Richey, FL 34652

                                                        Re: Commonwealth Income
& Growth Fund VII, LP
                                                            Form 8-K filed
November 28, 2023
                                                            File No. 333-156357

       Dear Kimberly Springsteen-Abbott:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services